Unusual Machines, Inc.

151 Calle De San Francisco

Ste. 200 PMB 2106

San Juan, Puerto Rico 00901

March 14, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re:	Unusual Machines, Inc., Inc.
Draft Registration Statement on Form S-1
Submitted December 14, 2022
CIK No. 0001956955

Ladies and Gentlemen:

This letter is submitted by Unusual Machines, Inc. (“Unusual” or the “Company”) in response to the comments made by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Draft Registration Statement on Form S-1 submitted on December 14, 2022 (the “Registration Statement”).

The Company acknowledges that it will be required to file another amendment containing current financial information for the target companies which go stale later this week. It is engaged in material negotiations with a proposed underwriter and can add the identity in the next amendment. Counsel to the proposed underwriter has authorized the Company to file the Registration Statement.

The Registration Statement has been amended as appropriate to give effect to changes affecting Unusual and the industries in which Unusual operates. In addition, as required, the Company has included its audited financial statements for the year ended December 31, 2022 replacing the 2021 financial statements.

For your convenience, each of the Staff’s comments have been restated below in their entirety, with Unusual’s responses set forth immediately beneath such comment.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter. In addition to submitting this letter via EDGAR, we are sending this letter and the Prospectus (marked to show changes from the Draft Registration Statement) via EDGAR.

SEC Comment:

General

1.	Please explain why Fat Shark Holdings, Ltd. and Rotor Riot LLC are not identified as co-issuers on the registration statement. Refer to Securities Act Rule 140.

Company Response:

Please see a response from our legal counsel attached to this letter as Annex A.

Securities and Exchange Commission

Division of Corporation Finance

March 14, 2023

SEC Comment:

2.	If your operations have experienced or are experiencing inflationary pressures or rising costs, please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Please also revise to identify actions planned or taken, if any, to mitigate inflationary pressures.

Company Response:

Inflation has created some salary pressure with our employees who wish to mitigate the impact of inflation, Rotor Riot and Fat Shark have not suffered inflationary pressures in procurement. The cost increase pressures were associated with the supply chain challenges associated with COVID (or the chip crisis). As a result, the Company has not identified, planned or taken any actions as of the date hereof to mitigate inflationary pressures. The Company has modified the risk factor on page 25 based on the Staff’s comment.

SEC Comment:

3.	Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine. For example, discuss whether you have or expect to:

•	suspend the production, purchase, sale or maintenance of certain items;
•	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine);
•	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
•	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries or the ongoing invasion; or
•	be exposed to supply chain risk in light of Russia’s invasion of Ukraine and/or related geopolitical tension or have sought, made or announced plans to “de-globalize” your supply chain.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Company Response:

The Company does not believe that the Russian war in the Ukraine will have a material impact on the consumer drone market except to the extent that the ongoing war could contribute to inflation. The Company believes that they have adequately disclosed the inflation risk, as revised, in the Risk factor entitled “Significant inflation could adversely affect our business and financial results” on page 25 of the Prospectus. Accordingly, the Company has not undertaken efforts to mitigate the impact of the Russian war on Ukraine and does not believe that any additional disclosure is required in response to the Staff’s comment.

Securities and Exchange Commission

Division of Corporation Finance

March 14, 2023

SEC Comment:

Cover Page

4.	We note that you are attempting to register the resale on behalf of the selling stockholder of 625,000 shares of common stock issuable upon conversion of a Senior Note. Please be advised that we believe it is premature to register for resale shares of your common stock issuable upon conversion of the Senior Note that is not yet outstanding. Accordingly, please amend your registration statement to remove from registration the resale of any shares of common stock that are issuable upon conversion of the Senior Note that is not yet outstanding. Alternatively, provide us with your analysis as to why it is appropriate to register the resale of common stock issuable upon conversion of the Senior Note that is not yet outstanding.

Company Response:

In response to the Staff’s comment, we have amended the Prospectus to remove the registration of the Conversion Shares issuable upon the conversion of the Senior Note, all references to the Secondary Offering and deleted the Selling Stockholder table and related references.

SEC Comment:

5.	Please disclose the percentage of shares of common stock of the registrant that Mr. Thompson will own after the offering.

Company Response:

As of the date hereof, the range for the offering price has not been determined by the Company’s underwriters. Accordingly, the Company has added the following language to the cover page and the numbers will be populated by pre-effective amendment to the Prospectus:

“Upon consummation of the Offering, assuming the issuance of ____ shares of our common stock at $___ per share (the anticipated midpoint of the range) Mr. Jeffrey Thompson, our largest stockholder, will beneficially own ___% of our common stock (excluding the exercise of the over-allotment option by the underwriters and the issuance of the warrants to the underwriters, the issuance of the Conversion Shares and the issuance of our Series A Convertible Preferred Stock (referred to in this Prospectus as the “Series A”) as part of the Purchase Price, which Mr. Thompson will not be deemed to beneficially own. See “The Business Combination” and “Principal Stockholders” for more information.”

SEC Comment:

6.	We note the disclosure on the cover page that the conversion price of the Senior Note is the lower of $4.00 and the per-share offering price in this offering and the disclosure on page 40 that the Senior Note and Series A Convertible Preferred Stock “will include anti-dilution protection in the case of issuances by us at a price lower than the then applicable conversion price for so long as the Senior Note or Series A remains outstanding under which the conversion price will be reduced to such lower price as the Company shall issue or agree to issue any of its securities.” Please ensure that you disclose in the appropriate sections, such as the Risk Factors and the Description of Securities sections, the number of shares issuable upon conversion of the Senior Note and the Series A based on a reasonable range of prices.

Company Response:

As our counsel discussed with Mr. Tom Jones of the Staff on January 13, 2023, as requested by the Staff, the Company has added risk factor disclosure on page 10 of the Prospectus regarding the potential dilutive impact upon the conversion of the Senior Note, if issued, and the Series A to the extent that there is a conversion price adjustment as a result of a future dilutive issuance.

Securities and Exchange Commission

Division of Corporation Finance

March 14, 2023

SEC Comment:

7.	Disclose whether your offering is contingent upon on final approval of your NASDAQ listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement.

Company Response:

The Company has added the disclosure requested by the Staff on the cover page.

SEC Comment:

8.	To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page to indicate that the offering is not contingent on NASDAQ approval of your listing application and that if the shares are not approved for listing, you may experience difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity and the value of shares.

Company Response:

Since the Offering is contingent on a Nasdaq listing, the Company believes that this comment is no longer applicable.

SEC Comment:

Cautionary Statement Regarding Forward-Looking Statements, page 1

9.	We note the reference to the Private Securities Litigation Reform Act of 1995. Please remove the reference since it does not apply to initial public offerings.

Company Response:

As requested by the Staff, the Company has deleted the reference to the Private Securities Reform Act of 1995 on page 1 of the Prospectus.

SEC Comment:

Industry and Market Data, page 1

10.	Please tell us whether you commissioned any of the data used in your registration statement.

Company Response:

The Company did not commission any of the data used in the Prospectus. The industry and market data contained in the Prospectus was derived from publicly available information.

Securities and Exchange Commission

Division of Corporation Finance

March 14, 2023

SEC Comment:

Prospectus Summary, page 2

11.

The Company’s auditors did not issue a going concern opinion in contrast to Fat Shark and Rotor Riot. The Company has expanded the risk factors summary section beginning on page 4 and added a going concern risk factor on page 8 to note that the auditors’ report contains an explanatory paragraph regarding Fat Shark and Rotor Riot’s ability to continue as a going concern and how it may impact the Company.

Company Response:

As requested by the Staff, the Company has expanded the risk factors summary section beginning on page 4 and the Risk Factors section beginning on page 8 to highlight that the auditor’s report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

SEC Comment:

Risk Factors, page 8

12.	We note the disclosure in the last column on page F-3 of the amount of goodwill and intangibles compared to total assets as of April 30, 2022. Please include a risk factor to highlight the risks related to goodwill and intangible assets, such as write downs.

Company Response:

As requested by the Staff, the Company has added a risk factor on page 32 of the Prospectus.

SEC Comment:

13.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Company Response:

As requested by the Staff, the Company has added a risk factor on page 30 of the Prospectus.

Securities and Exchange Commission

Division of Corporation Finance

March 14, 2023

SEC Comment:

Rising threats of international tariffs, page 26

14.	We note your disclosure in this risk factor that you are heavily dependent on Chinese imports for your products and operations, such as "a substantial majority of Rotor Riot’s products are manufactured, directly and indirectly, using Chinese vendors" and "Fat Shark’s principal contract manufacturer is located in China." Please revise your disclosure throughout the filing to address, to the extent applicable, the comments set forth in the sample letter to China-based companies available on our website.

Company Response:

As our counsel discussed with Mr. Jones of the Staff on January 13, 2023, the Company believes that the Sample Letter to China-Based Companies (the “Sample Letter”) does not apply to the Company since the Company does not maintain any operations in China nor does the Company utilize a variable interest entity structure. The Company has already disclosed in the risk factors on page 13 that its operating results could be materially, adversely impacted if its suppliers do not provide the critical components used to assemble its products on a timely basis, at a reasonable price, and in sufficient quantities. The Company has also disclosed on page 13 that if the Company loses access to components from a particular supplier or experience a significant disruption in the supply of products and components from a current supplier, it may be unable to locate alternative suppliers of comparable quality at an acceptable price, or at all, and its business could be materially and adversely affected. That said, the Company has revised its risk factor on page 26 to beef up its risk factor and include certain language from the Sample Letter that highlights the risk of sourcing its products from a Chinese supplier.

SEC Comment:

We and our investors face the implications of our status, page 32

15.	Please disclose whether your company elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Company Response:

The Company has revised the disclosure which is now on page 34 to expressly make it clear that is has elected to take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies.

SEC Comment:

Use of Proceeds, page 34

16.	We note the disclosure in this section that you intend to use proceeds for working capital and general corporate purposes. If you intend to use proceeds for related parties, then please identify the related party and the amount owed to the related party. For example, we note the disclosure in the last sentence on page 65 that "Since January 1, 2020, Fat Shark has paid or accrued a total of $12,261,440 in purchase orders" to a related party.

Company Response:

The Company has sufficient working capital in its bank account to pay the accrued amount of purchase orders to the targets’ suppliers as of January 31, 2023. In addition, the supplier may be a related party to one of the targets currently but will not be a related party to the Company upon the consummation of the business combination since the principal of the supplier’s husband will not be an officer or directors of the Company or its subsidiaries. Accordingly, the Company does not believe that a separate line item is required on the Use of Proceeds section on page 35. The Company has added disclosure on page 35 and on page 72 under Related Party Transaction that as of December 31, 2022, $231,000 was owed to the Chinese supplier on unfilled orders of approximately $1.2 million.

Securities and Exchange Commission

Division of Corporation Finance

March 14, 2023

SEC Comment:

Determination of Offering Price, page 37

17.	Please revise the disclosure in this section to clearly describe the specific factors considered in determining the offering price.

Company Response:

The Company has been advised by the underwriters that the offering price will be determined and negotiated at a later date between the underwriters and the Company’s pricing committee based on market conditions and other variables. The Company will update its disclosure by pre-effective amendment as these discussions and negotiations take place.

SEC Comment:

Suppliers, page 45

18.	Please revise the disclosure in this section to clarify whether you have written agreement Shenzhen Fat Shark Technology Ltd. and disclose, if applicable, the material terms of the agreement. In addition, file the agreement as an exhibit.

Company Response:

The Company has revised its disclosure on page 46 of the Prospectus to disclose that it does not have any written agreement with this supplier (only purchase orders) and to also add a cross reference to related risk factor that the Company revised on page 26. Since there is no written agreement with the supplier the Staff’s request for the Company to file the agreement as an exhibit does not apply.

SEC Comment:

Management's Discussion and Analysis, page 51

19.	Please revise to discuss the financial conditions and results of operations of Unusual Machines, Inc., Fat Shark Holdings Ltd and Rotor Riot LLC separately for the periods covered in this registration statement based on the guidance in Item 303 of Regulation SK.

Company Response:

As requested by the Staff, the Company has revised its disclosure to discuss the financial conditions and results of operations of each of Unusual Machines, Inc., Fat Shark Holdings Ltd and Rotor Riot LLC separately for the periods covered in the Prospectus. Additionally, pro forma information has eliminated from the Prospectus. Please note the Company’s 2022 audited financial statements are included in the Prospectus and Management's Discussion and Analysis has been appropriately updated.

SEC Comment:

Management and Board of Directors, page 55

20.	Please revise to briefly discuss the specific experience, qualifications, attributes or skills that lead to the conclusion that the person should serve as a director for the company. For guidance, see Item 401(e)(1) of Regulation S-K.

Company Response:

The Company has added the disclosure requested by the Staff beginning on page 63.

Securities and Exchange Commission

Division of Corporation Finance

March 14, 2023

SEC Comment:

Executive and Director Compensation, page 61

21.	Please update your executive compensation disclosure to reflect the most recently completed fiscal year.

Company Response:

The Company has updated the Summary Compensation Table on page 68 to include 2022.

SEC Comment:

Related Party Transactions, page 65

22.	Please disclose the principle followed in determining the amount at which the assets of Red Cat were acquired by the registrant disclose the identity of the persons making the determination and their relationship with the registrant. Also, state the cost to Red Cat to acquire the assets.

Company Response:

The Company has added disclosure on the purchase price paid by Red Cat to third parties when it acquired Fat Shark and Rotor Riot respectively on page 72 of the Prospectus.

The Company does not intend to do an independent valuation on the assets acquired and liabilities assumed until after the Offering to determine the value of those assets and liabilities. The Company will be using an independent third party to do the valuation.

The Company also directs your attention to its response to Comment #31 below on its basis of accounting for the Share Purchase Agreement. The Company is using ASC 805, business combination and acquisition accounting as its basis (i.e. will be recognizing goodwill).

SEC Comment:

23.	Please expand the disclosure in the third paragraph of this section to disclose the amount currently owed to the related party.

Company Response:

The Company has added disclosure to disclose of the amount owed to the Supplier as of a recent date on page 72 of the Prospectus.

SEC Comment:

Principal Stockholders, page 66

24.	Please tell us why you refer in the third paragraph of this section to "if the Primary Offering is fully subscribed" given the disclosure on the cover page and elsewhere to a primary offering "on a firm commitment basis."

Company Response:

The Company has deleted the reference “if the Primary Offering is fully subscribed” throughout the Prospectus. The Company has also revised the third paragraph on page 73 of the Prospectus to assume “the issuance of ____ shares of our common stock at $___ per share (the midpoint of the range of $4.00 - $4.50) and also excludes ________ shares of common stock issuable if the underwriter exercises its option to purchase additional shares, in determining the amount and percentages of the Company’s shares to be owned by the Principal Stockholders upon the consummation of the Offering.

Because of Rule 13d-3, we eliminated the references to the Conversion Shares and common stock issuable pursuant to exercise of the Series A.

Securities and Exchange Commission

Division of Corporation Finance

March 14, 2023

SEC Comment:

25.	Please expand this section or another appropriate section to describe the material transactions which have resulted in Mr. Thompson owning approximately 33% of your common stock.

Company Response:

The Company has added the disclosure requested by the Staff relating to Mr. Thompson’s material transaction on page 72 of the Related Party section of the Prospectus. In 2023 and 2023, he privately transferred shares to third parties who are not affiliates of the Company.

SEC Comment:

26.	Please ensure that the beneficial ownership in this table matches the disclosure of beneficial ownership in the Selling Stockholder table. In this regard, we note that the beneficial ownership on page 66 of Mr. Thompson and on page 74 of Red Cat Holdings do not match.

Company Response:

As noted in the Company’s response to the Staff Comment 4, the Selling Stockholder section of the Prospectus has been deleted. The Company has revised the disclosure on Page 73 to make it clear that the amount of shares beneficially owned by Mr. Thompson before the Offering on the Principal Stockholder table only includes shares of the Company’s common stock personally owned by Mr. Thompson and not shares of the Company’s common issuable to Red Cat upon the conversion of the Senior Note (if issued) or the Series A since Red Cat’s counsel has informed us in writing that the Red Cat board of directors has adopted a resolution reserving all voting and sale rights to the Red Cat board of directors. Thus, Mr. Thompson, under Rule 13d-3, is not deemed to beneficially own such shares as the Chief Executive Officer of Red Cat.

SEC Comment:

Underwriting, page 69

27.	Please file as exhibits the lock-up agreements mentioned on page 71.

Company Response:

As requested by the Staff, the Company has updated its Exhibit Index to add a form of lock-up agreement which will be filed by a subsequent pre-effective amendment to the Prospectus.

SEC Comment:

The Selling Stockholder, Page 74

28.	We note the reference to “(1)(2)(3)” in the second column of the table on page 74. However, there do not appear to be any footnotes to the table. Please advise or revise accordingly.

Company Response:

As noted in our prior response to comment 4 the Company has deleted the Selling Stockholder section in the prospectus so the Staff’s comment is no longer applicable.

Securities and Exchange Commission

Division of Corporation Finance

March 14, 2023

SEC Comment:

Where you can find more information, page 78

29.	Please clarify the disclosure in the first and last sentences of the second paragraph in this section. For example, the reference to "We are subject to the informational requirements of the Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC" is unclear. Also, tell us whether and when you plan to register a class of your securities under the Exchange Act. If you do not intend to register a class of securities, please include a risk factor in the Risk Factors section:

•	to disclose the risks related to termination of periodic disclosure due to the automatic reporting suspension under Section 15(d) of the Exchange Act; and
•	explain the effect of the inapplicability of the proxy rules and Section 16 of the Exchange Act.

Company Response:

The Company intends to file a Form 8-A to register a class of its securities under the Exchange Act prior to the consummation of the offering. The Company has revised the disclosure in the second paragraph of the Section Where You Can Find More Information on page 80 of the Prospectus to make clear that the information will only apply upon the completion of the offering when the Company will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC.

SEC Comment:

Unaudited Pro Forma Condensed Combined Financial Statements, page F-2

30.	Please note that the registrant's most recent audited financial statements period is December 31, 2021, and the most recent interim period is September 30, 2022, in this registration statement. Please revise to present the periods of the Unaudited Pro Forma Condensed Combined Financial Statements under Rule 11-01(a) of Regulation S-X. Furthermore, revise to present the financial statements of the two acquired companies to conform to the registrant's reporting periods. In a separate footnote, disclose the financial statements as of October 31, 2022 of the two acquired companies by subtracting the information for October 2022 and adding the information between January 1 and April 30, 2022.

Company Response:

The Company has revised the Unaudited Pro Forma Condensed Combined Financial Statements to reflect the most recent financial periods of the registrant, as of December 31, 2022 and for the year ended December 31, 2022. The Company has revised the financial statements of the two acquired companies to present and conform to the registrants’ reporting periods. In addition, the Company has provided in a separate footnote, a reconciliation for each of the acquired companies their most recent interim financial periods, six months ended October 31, 2022 to the registrants most recent financial period, year ended December 31, 2022. This includes adding the information between January 1 and April 30, 2022 and the information between November 1 and December 31, 2022.

Securities and Exchange Commission

Division of Corporation Finance

March 14, 2023

SEC Comment:

31.	Please provide management's basis for their accounting for the Share Purchase Agreement. Please ensure the analysis addresses the common ownership between the entities involved.

Company Response:

Management will be accounting for the Share Purchase Agreement in accordance with ASC 805 and treating the acquisitions as a business combination utilizing acquisition accounting. The Company will determine the fair value of the assets acquired and liabilities assumed as of the date of acquisition and recognize any goodwill in excess of 1) the purchase price and 2) the fair value of assets acquired less liabilities assumed.

The Company considered accounting for this transaction under the guidance of entities under common control. Per Emerging Issues Task Force (“EITF”) 02-5, entities under common control exist if an individual or entity holds more than 50% of the voting ownership of each entity, which includes immediate family members or group of shareholders. The Company evaluated both pre and post IPO beneficial ownership of Unusual Machines to determine if any individual or entity held more than 50% in accordance with EITF 02-5. While we note that Jeffrey Thompson is a stockholder and CEO of Red Cat Holdings, Inc., its counsel has advised us that Mr. Thompson does not have the power to sell or vote Red Cat’s common stock of Unusual Machines. However, the Company still considered his ownership and position in Red Cat in the overall evaluation as a combined group.

The Company only considered its common shares for pre-IPO ownership as its Series B ownership does not have voting rights. The total outstanding shares for consideration pre-IPO are 6,784,500 shares.

The Company considered its common shares pre IPO, in addition to management’s best estimate of the overall post IPO ownership, including the direct offering and giving effect to the conversion of Series A preferred shares and the convertible note. Total estimated shares outstanding post IPO is 13,563,912.

	Pre-IPO		Post IPO (Estimated)
	Shares	Beneficial Ownership	Shares	Beneficial Ownership
Jeffrey Thompson	1,557,000	22.9%	1,557,000	11.5%
Red Cat Holdings	–	0.00%	3,250,000	24.0%
Total	1,557,000	22.9%	4,807,000	35.4%

Company Total pre-IPO	6,784,500		6,784,500

IPO Common Shares (assumed $15M raise on $4.25/share)			3,529,412
Series A Preferred Shares (assumed $10.5M on $4/share)			2,625,000
Convertible Note (assumed $2.5M on $4/share			625,000

Company Total Post IPO			13,563,912

Based on the beneficial ownership both pre and post IPO, no individual or entity, including the consideration for immediate family members and group of shareholders, no individual or entity owns more than 50% of the Company and therefore management concludes that accounting for this transaction as entities under common control is not appropriate. As such, management will account for the acquisitions of the share purchase agreement as a business combination utilizing acquisition accounting.

Securities and Exchange Commission

Division of Corporation Finance

March 14, 2023

SEC Comment:

Notes to Unaudited ProForma Condensed Combined Financial Statements

Note 5 - Related Party Transactions, page F-9

32.	Please tell us why management believes it is appropriate to present the revenue and costs of goods sold between the combined entities on a gross basis and not eliminated through the pro forma adjustments.

Company Response:

The Company has revised the pro forma financial presentation to eliminate intercompany transactions on the pro forma balance sheet and pro forma statement of operations.

SEC Comment:

Notes to Financial Statements

Common Stock, page F-16

33.	We note that your company issued 632,500 shares of common stock for the proceeds of $549,900 for the nine-month period that ended September 30, 2022, which equals $0.86 per share. Please tell us the estimated Initial Public Offering price range. To the extent there is a significant difference between your company’s common stock issuance prices during the past twelve months and the estimated Initial Public Offering price. Please discuss each significant factor contributing to the difference for us.

Company Response:

The Company has updated the disclosure in their financial statements to properly reflect the historical private common stock offerings and proceeds received as follows:

The Company issued 632,500 shares of common stock during the year ended December 31, 2022 for gross proceeds of $2,530,000, of which the Company received net proceeds of $2,442,000, due to fees and other expenses. The Company received $1,892,065 of these proceeds in advance of the shares being issued during the year ended December 31, 2021 and recorded stocks to be issued for these proceeds received in advance. The Company issued 7,552,000 shares of common stock during the year ended December 31, 2021 for total proceeds of $2,306,000. $250,000 of proceeds were received in advance and recorded as stocks to be issued.

The Company is estimating its Initial Public Offering price range to be between $4 and $4.50. The most recent private offerings were issued at $4 a share and is consistent with the Initial Public Offering price we anticipate.

SEC Comment:

Report of Independent Registered Public Accounting Firm, page F-24

34.	Please have your auditor revise the Going Concern paragraph to comply with PCAOB AS 2415.13, if true. This comment applies to the report for Rotor Riot, LLC, shown on page F-35.

Company Response:

The Company’s auditor has revised their going concern paragraph to comply with PCAOB AS 2415.13 for both Fat Shark Ltd. and Rotor Riot Inc. as reflected in the updated Report of Independent Registered Public Accounting Firm for each entity.

Securities and Exchange Commission

Division of Corporation Finance

March 14, 2023

SEC Comment:

Recent Sales of Unregistered Securities, page II-2

35.	Please update the information in this section. For example, we note the information in this section only refers to transactions in 2021. However, you refer on page F-12 to the issuance of 632,500 shares of common stock during the nine months ended September 30, 2022.

Company Response:

The Company has revised the disclosure in the Recent Sales of Unregistered Securities on page II-2.

SEC Comment:

Exhibits

36.	Please tell us why you have included the "++" at the bottom of page II-3.

Company Response:

The Company has deleted the "++" at the bottom of page II-3

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, of Nason Yeager Gerson Harris & Fumero, P.A., the Company’s legal counsel, at 561-644-2222, mharris@nasonyeager.com.

Sincerely

Unusual Machines, Inc.

By:	/s/ Brandon Torres Declet
Brandon Torres Declet, CEO

cc: Michael Harris, Esq.